811-2464
Branch 18
2-50409

M F S
INVESTMENT MANAGEMENT

MFS Investment Management
500 Boylston Street, Boston, MA 02116-3741
617.954.5000 mfs.com

DIRECT 617.954.5084 / FACSIMILE 617.954.7795

MATTHEW A. STOWE
Vice President and Senior Counsel

October 28, 2010

SEC MAIL PROCESSING
RECEIVED
OCT 29 2010
WASH, D.C.
189 SECTION

FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: In re Mutual Funds Investment Litig.

Dear Sir/Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of two orders and final judgments relating to actions consolidated in a multidistrict litigation captioned In re Mutual Funds Investment Litig., No. 04-MD-15863 (D. Md.). The actions relate generally to market timing. The orders, titled "Order and Final Judgment with Respect to MFS Defendants" and "Order and Final Judgment with Respect to MFS Fund Defendants," are dated October 25, 2010 and were entered into the docket by the court on October 27, 2010.

Please acknowledge receipt of this letter and its enclosure by date-stamping the enclosed duplicate copy letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Matthew A. Stowe

MAS/dmm
Enclosures
#200904 v1

10000850

Case 1:04-md-15863-JFM Document 3534 Filed 10/25/10 Page 1 of 14

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: *MFS Sub-Track*, 04-md-15863-04	MDL 1586 Case No. 04-MD-15863-04 (Hon. J. Frederick Motz)

~~[PROPOSED]~~ ORDER AND FINAL JUDGMENT
WITH RESPECT TO MFS DEFENDANTS

J. FREDERICK MOTZ, District Judge

This matter came for a hearing on October 21, 2010 before this Court (the "Final Settlement Hearing") to determine: (1) whether the terms and conditions of the Stipulation and Agreement of Settlement (MFS Defendants), dated and executed as of March 3, 2010 (the "Stipulation"), are fair, reasonable and adequate for the settlement of all claims asserted by the Plaintiffs against the MFS Defendants in the MFS sub-track in MDL-1586, and should be approved; (2) whether judgment should be entered dismissing, among other things, Plaintiffs' claims against the MFS Defendants on the merits and with prejudice; and (3) whether the Released Claims should be released in favor of the MFS Released Parties, including as against all persons or entities who are members of the Classes. This Order and Final Judgment incorporates by reference the definitions in this Court's May 19, 2010 Preliminary Order for Notice and Hearing in Connection with Settlement Proceedings in the MFS Sub-Track (the "Preliminary Approval Order"), a copy of which is attached hereto as Exhibit 5, and all terms used herein shall have the same meanings as set forth in the Preliminary Approval Order. Any capitalized terms

Case 1:04-md-15863-JFM Document 3534 Filed 10/25/10 Page 2 of 14

herein that are not defined in the Preliminary Approval Order shall have the same meanings as set forth in the Stipulation, a copy of which is attached hereto as Exhibit 6.

And it appearing that, pursuant to the specifications of the Court in the Preliminary Approval Order, the Long-Form Notice of the proposed Settlement and Final Settlement Hearing, substantially in the form approved by the Court, was posted on the Settlement website, www.mutualfundssettlements.com/mfs, and was made available for mailing to Investor Class Members, ERISA Class Members and current shareholders of the MFS Funds upon request; that the Notice was mailed to all Investor Class Members and ERISA Class Members that were reasonably identifiable as shown by the records of the MFS Defendants or their transfer agents, at the respective addresses set forth in such records; that the Long-Form Notice was mailed to all Investor Class Members, ERISA Class Members and current shareholders of the MFS Funds who so requested; that the Proof of Claim form was posted on the Settlement website, www.mutualfundssettlements.com/mfs, was made available for mailing to Investor Class Members upon request, and was mailed to all Investor Class Members who so requested; and that the Publication Notice, substantially in the form approved by the Court, was published in accordance with the Preliminary Approval Order;

And the Court, having considered all matters submitted to it at the Final Settlement Hearing, along with all prior submissions by the Parties and others, and otherwise having determined the fairness and reasonableness of the proposed Settlement;

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1. This Court has jurisdiction to enter this Order and Final Judgment. The Court has jurisdiction over the subject matter of the Actions and all matters relating thereto, and over all parties to the Actions.

2. The Court hereby affirms its findings in its Preliminary Approval Order, that for purposes of settlement only, the prerequisites for a class action under Federal Rules of Civil Procedure 23(a) and (b)(3) have been satisfied with respect to the Investor Class in that: (a) the number of Investor Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the Investor Class; (c) the claims of the Investor Class Lead Plaintiff are typical of the claims of the class it seeks to represent; (d) Investor Class Lead Plaintiff and Investor Class Lead Counsel have and will fairly and adequately represent the interests of the Investor Class; (e) the questions of law and fact common to the members of the Investor Class predominate over any questions affecting only individual members of the Investor Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

3. The Court further affirms its determinations in the Preliminary Approval Order and hereby finally certifies, for purposes of settlement only, an Investor Class consisting of every natural person or any legal entity (including, without limitation, individuals, corporations, employee pension or other benefit or ERISA plans, and trusts) ("Person") who, during the period between and including July 31, 1999 and December 8, 2003 (the "Class Period"), purchased, owned or held shares in any of the MFS Funds set forth on Exhibit 1 hereto. Excluded from the Investor Class are: (i) any and all

defendants in the Actions (the "Defendants"); (ii) members of the immediate families (*i.e.*, parents, current or former spouses, siblings, and children), officers, directors, parents, subsidiaries, affiliates, legal representatives, heirs, predecessors, successors and assigns of any of the foregoing excluded parties and any entity in which any of the foregoing excluded parties has, or had during the Class Period, a controlling interest. No Person shall be excluded from the Investor Class solely by virtue of being the beneficial owner of any shares of any of the MFS Funds held by or credited to an account of any entity excluded above (*i.e.*, solely by virtue of having held their shares through a brokerage firm that is an excluded party). Also excluded from the Investor Class are the Persons who timely and validly requested exclusion from the Investor Class and the Persons who timely and validly requested exclusion from the ERISA Class, as listed on Exhibit 2 annexed hereto.

4. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, for purposes of settlement only, this Court affirms its findings in the Preliminary Approval Order and hereby finally certifies Investor Class Lead Plaintiff, the City of Chicago Deferred Compensation Plan, as Class Representative, and finally certifies the law firm of Bernstein Litowitz Berger & Grossmann LLP as Investor Class Lead Counsel.

5. The Court also hereby affirms its findings in its Preliminary Approval Order, that for purposes of settlement only, the prerequisites for a class action under Federal Rules of Civil Procedure 23(a) and (b)(3) have been satisfied with respect to the ERISA Class in that: (a) the number of ERISA Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the ERISA Class; (c) the claims of the ERISA Lead Plaintiff are typical of the

claims of the class she seeks to represent; (d) ERISA Lead Plaintiff and ERISA Class Lead Counsel have and will fairly and adequately represent the interests of the ERISA Class; (e) the questions of law and fact common to the members of the ERISA Class predominate over any questions affecting only individual members of the ERISA Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

6. The Court further affirms its determinations in the Preliminary Approval Order and hereby finally certifies, for purposes of settlement only, an ERISA Class consisting of the MFSavings Retirement Plan (the "MFS Plan") and all Persons who were participants in or beneficiaries of the MFS Plan during the Class Period and whose accounts included any investments in the MFS Funds set forth on Exhibit 1 hereto. Excluded from the ERISA Class are: (i) any and all defendants in the Actions (the "Defendants"); (ii) the members of the immediate families (*i.e.*, parents, current or former spouses, siblings, and children), officers, directors, parents, subsidiaries, affiliates, legal representatives, heirs, predecessors, successors and assigns of any of the foregoing excluded parties, and any entity in which any of the foregoing excluded parties has, or had during the Class Period, a controlling interest. However, officers of MFS (other than portfolio managers) who are junior in seniority to executive vice presidents (*e.g.*, senior vice presidents or vice presidents) shall not be excluded from the ERISA Class. No Person shall be excluded from the ERISA Class solely by virtue of being the beneficial owner of any shares of any of the MFS Funds held by or credited to an account of any entity excluded above (*e.g.*, solely by virtue of having held their shares through a brokerage firm that is an excluded party). Also excluded from the ERISA Class are the

Case 1:04-md-15863-JFM Document 3534 Filed 10/25/10 Page 6 of 14

Persons who timely and validly requested exclusion from the ERISA Class and the Persons who timely and validly requested exclusion from the Investor Class, as listed on Exhibit 3 annexed hereto.

7. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, for purposes of settlement only, this Court affirms its findings in the Preliminary Approval Order and hereby finally certifies ERISA Lead Plaintiff, Anita Walker, as Class Representative, and finally certifies the law firm of Harwood Feffer LLP as ERISA Class Lead Counsel.

8. The Court hereby finds that notice of the pendency of this action as a class action and of the proposed Settlement was given to all members of the Classes who could be identified with reasonable effort. The form and method of notifying the Classes of the pendency of the action as a class action and of the terms and conditions of the proposed Settlement met the requirements of due process; Rule 23 of the Federal Rules of Civil Procedure; Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b); and Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. § 78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995, and constituted the best notice practicable under the circumstances, and constituted due and sufficient notice to all persons and entities entitled thereto.

9. Pursuant to and in compliance with Rule 23 of the Federal Rules of Civil Procedure, the Court hereby finds that due and adequate notice of these proceedings was directed to all persons and entities who are members of the Classes, advising them of the Settlement, the Plan of Allocation, and Plaintiffs' Counsel's intent to apply for attorneys' fees and reimbursement of litigation expenses associated with the Actions, and of their right to object thereto, and a full and fair opportunity was accorded to all persons and

entities who are members of the Classes to be heard with respect to the foregoing matters. Thus, it is hereby determined that all members of the Classes – including all members of the Investor Class and ERISA Class who did not timely and properly elect to exclude themselves by written communication postmarked or otherwise delivered on or before the date set forth in the Settlement Notices and the Preliminary Approval Order – are bound by this Order and Final Judgment.

10. The Court hereby finds that the form and method of providing notice to current shareholders of the MFS Funds of the Settlement of the Derivative Action was reasonable and adequate and in compliance with Rule 23.1(c) of the Federal Rules of Civil Procedure and due process. Pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, for settlement purposes only, the Court affirms its preliminary findings that derivative plaintiffs and their lead counsel, the firm of Pomerantz Haudek Grossman & Gross LLP, are adequate representatives of the funds on whose behalf the derivative claims were brought.

11. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and consistent with Section 36(b) of the Investment Company Act and with ERISA, this Court hereby approves the Settlement as set forth in the Stipulation, and finds that the Settlement is, in all respects, fair, reasonable, and adequate to members of the Classes and any other interested Persons. Further, pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, and consistent with Section 36(b) of the Investment Company Act, this Court hereby approves the Settlement of the Derivative Action and finds that that Settlement is fair, reasonable and adequate to the MFS Funds and any other interested Persons. The Court has reviewed all objections filed with the Court and overrules all

such objections. The Court hereby finds, after reviewing the objections submitted by Theodore Bechtold in the Strong Sub-Track of MDL-1586 and the objections that Theodore Bechtold attempts to raise in this Sub-Track, that Theodore Bechtold has no standing to object in the MFS Sub-Track. This Court further finds that the Settlement set forth in the Stipulation is the result of extensive arm's-length negotiations between experienced counsel representing the interests of the respective Parties. Accordingly, the Settlement embodied in the Stipulation is hereby approved in all respects and shall be consummated in accordance with the terms and provisions of the Stipulation.

12. Upon the Effective Date:

(a) All claims brought by Investor Class Lead Plaintiff (on behalf of itself and all other Investor Class Members), Derivative Plaintiffs (on behalf of themselves and derivatively on behalf of the MFS Funds), and ERISA Class Lead Plaintiff (on behalf of herself, the MFS Plan and all other ERISA Class Members) against the MFS Defendants in the Actions shall be dismissed with prejudice;

(b) Investor Class Lead Plaintiff and all other Investor Class Members; Derivative Plaintiffs, on behalf of themselves and derivatively on behalf of the MFS Funds, and the MFS Funds; and ERISA Lead Plaintiff, on behalf of herself and the MFS Plan, and all other ERISA Class Members, on behalf of themselves, their heirs, executors, administrators, successors and assigns, shall be deemed to have released and forever discharged the Released Claims, and shall forever be enjoined from prosecuting the Released Claims, against the MFS Released Parties;

Case 1:04-md-15863-JFM Document 3534 Filed 10/25/10 Page 9 of 14

(c) The MFS Released Parties shall be deemed to have released and forever discharged the Released MFS Claims, and shall forever be enjoined from prosecuting the Released MFS Claims, against the Plaintiff Released Parties;

(d) All claims of the MFS Funds arising from Market Timing or Frequent Trading that were or could have been brought in the Derivative Action against the MFS Released Parties shall be deemed to be released and forever discharged;

(e) Investor Class Lead Plaintiff, ERISA Lead Plaintiff, the Class Representatives, all members of the Classes, and the MFS Funds shall be enjoined from pursuing the Released Claims in any forum; and

(f) The Cross-Claim Releases attached hereto as Exhibit 4 shall become effective.

13. Upon the Effective Date, (a) to the full extent permitted under the PSLRA, the Court bars, releases and discharges all claims for contribution against any of the MFS Released Parties by any Person arising out of the Actions; and (b) to the full extent permitted by any applicable law (whether state, federal, local, statutory or common law, or any other law, rule or regulation), the Court bars, releases and discharges all claims by any Person for contribution or indemnification, however styled (and whether arising under state, federal, local, statutory or common law or any other law, rule or regulation), based upon, arising out of, relating to, or in connection with the Released Claims or the Actions (i) by any Person against any of the MFS Released Parties and (ii) by any of the MFS Released Parties against any Person other than a Person whose liability to the

Case 1:04-md-15863-JFM Document 3534 Filed 10/25/10 Page 10 of 14

Classes has been extinguished pursuant to the Settlement and this Order and Final Judgment.

14. Neither this Order and Final Judgment, the Stipulation, nor any of their terms and provisions, nor any of the negotiations or proceedings connected with them, nor any of the documents or statements referred to therein:

(a) shall be offered or received against any of the MFS Released Parties as evidence of, or construed as, or deemed to be evidence of any presumption, concession, or admission by any of the MFS Released Parties with respect to the truth of any fact alleged by any of the Plaintiffs or the validity of any claim that was or could have been asserted against any of the MFS Released Parties in these Actions in this Sub-Track or in any other litigation, or of any liability, negligence, fault, or other wrongdoing of any kind of any of the MFS Released Parties;

(b) shall be offered or received against any of the MFS Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by any of the MFS Released Parties, or against the Plaintiffs, any members of the Classes or the MFS Fund Shareholders as evidence of any infirmity in the claims of Plaintiffs, any members of the Classes or the MFS Funds Shareholders;

(c) shall be offered or received against any of the MFS Released Parties, or against the Plaintiffs, any members of the Classes or the MFS Fund Shareholders, as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing of any kind, or in any way referred to for any other reason as against any of the MFS Released Parties, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; provided, however, that the MFS Released Parties may refer to the Stipulation or this Order and Final Judgment to effectuate the protection from liability granted them thereunder or otherwise to enforce the terms of the Settlement;

(d) shall be construed against any of the MFS Released Parties, or the Plaintiffs any members of the Classes or the MFS Fund Shareholders, as an admission, concession, or presumption that the consideration to be given under the Stipulation or the Settlement represents the amount which could be or would have been recovered after trial; or

(e) shall be construed against the Plaintiffs, any members of the Classes or the MFS Shareholders, as an admission, concession, or presumption that any of their claims are without merit or that damages recoverable against the MFS Defendants in the Actions in this Sub-Track would not have exceeded the Settlement Amount.

15. The Court reserves jurisdiction, without affecting in any way the finality of this Order and Final Judgment, over (a) implementation and enforcement of the Settlement; (b) the allowance, disallowance or adjustment of any claim of a member of the Classes on equitable grounds and any award or distribution of the Settlement Sum; (c) disposition of the Settlement Sum; (d) consideration and approval of the proposed Plan of Allocation; (e) hearing and determining Plaintiffs' Counsel's applications for attorneys'

fees, costs, interest and expenses, including fees and costs of experts and/or consultants; (f) enforcing and administering this Order and Final Judgment; (g) enforcing and administering the Stipulation including any releases executed in connection therewith; and (h) other matters related or ancillary to the foregoing.

16. The Court finds that throughout the course of the Actions, the Parties and their respective counsel at all times complied with the requirements of Rule 11 of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act.

17. Separate orders shall be entered regarding approval of the Plan of Allocation and of Plaintiffs' Counsel's applications for attorneys' fees and reimbursement of litigation expenses as allowed by the Court. The finality of this Order and Final Judgment shall not be affected, in any manner, by rulings that the Court may make on the Plan of Allocation; and/or the applications of Plaintiffs' Counsel for awards of attorneys' fees and reimbursement of expenses.

18. In the event that the Settlement does not become effective in accordance with the terms of the Stipulation or in the event that the Settlement Sum, or any portion thereof, is returned to MFS (or any other person or entity responsible for funding the Settlement Amount), and such amount is not replaced by others, then this Order and Final Judgment shall be rendered null and void to the extent provided by and in accordance with the Stipulation, and shall be vacated to the extent provided by the Stipulation and, in such event:

(a) the Settlement Sum, less all Costs of Notice and Administration and Address Acquisition Costs actually incurred and paid or payable from the Settlement Sum in accordance with the terms of the Stipulation, and less any

Case 1:04-md-15863-JFM Document 3511-1 Filed 10/22/10 Page 13 of 16

additional amounts paid or payable for Outside Address Acquisition Costs pursuant to paragraph 30 of the Stipulation, shall be returned to the MFS or the Insurers;

(b) the Settlement shall be deemed null and void with respect to the Parties and shall have no further force and effect with respect to any of the Parties;

(c) the Parties shall be deemed to have reverted to their respective status in the Actions as of the date that is a day prior to the date of the execution of the Term Sheet and, except as otherwise expressly provided, the Parties shall proceed as if the Term Sheet, the Stipulation, and any related orders entered in connection with the contemplated settlement of the claims against the MFS Defendants in this Sub-Track, had not been executed or entered; and

(d) neither the Stipulation (including any attachments thereto), nor any communications or negotiations with respect to the Stipulation, shall be used or referred to in this Sub-Track by any of the parties to the Actions in this Sub-Track.

19. Without further Order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

20. Other than those Persons listed on Exhibits 2 and 3 who have validly requested exclusion from the Investor Class and ERISA Class, respectively, all other members of the Investor Class, as defined above, and the ERISA Class, as defined above, shall be bound by this judgment.

21. There is no just reason for delay in the entry of this Judgment and immediate entry by the Clerk of the Court is expressly directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

SO ORDERED:

Dated: Baltimore, Maryland
October 22, 2010

J. FREDERICK MOTZ
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: *MFS Sub-Track,* 04-md-15863-04	MDL 1586 Case No. 04-MD-15863-04 (Hon. J. Frederick Motz)

~~[PROPOSED]~~ ORDER AND FINAL JUDGMENT WITH RESPECT TO MFS FUNDS DEFENDANTS

J. FREDERICK MOTZ, District Judge

This matter came for a hearing on October 21, 2010 before this Court (the "Final Settlement Hearing") to determine: (1) whether the terms and conditions of the Stipulation and Agreement of Settlement (MFS Funds Defendants), dated and executed as of March 3, 2010 (the "Stipulation"), are fair, reasonable and adequate for the settlement of all claims asserted by the Plaintiffs against the MFS Funds Defendants in the MFS sub-track in MDL-1586, and should be approved; (2) whether judgment should be entered dismissing, among other things, Plaintiffs' claims against the MFS Funds Defendants on the merits and with prejudice; and (3) whether the Released Claims should be released in favor of the MFS Funds Released Parties, including as against all persons or entities who are members of the Classes. This Order and Final Judgment incorporates by reference the definitions in this Court's May 19, 2010 Preliminary Order for Notice and Hearing in Connection with Settlement Proceedings in the MFS Sub-Track (the "Preliminary Approval Order"), a copy of which is attached hereto as Exhibit 5, and all terms used herein shall have the same meanings as set forth in the Preliminary Approval Order. Any capitalized terms herein that are not defined in the Preliminary Approval

Case 1:04-md-15863-JFM Document 3538 Filed 10/25/10 Page 2 of 13

Order shall have the same meanings as set forth in the Stipulation, a copy of which is attached hereto as Exhibit 6.

And it appearing that, pursuant to the specifications of the Court in the Preliminary Approval Order, the Long-Form Notice of the proposed Settlement and Final Settlement Hearing, substantially in the form approved by the Court, was posted on the Settlement website, www.mutualfundssettlements.com/mfs, and was made available for mailing to Investor Class Members, ERISA Class Members and current shareholders of the MFS Funds upon request; that the Notice was mailed to all Investor Class Members and ERISA Class Members that were reasonably identifiable as shown by the records of the MFS Defendants or their transfer agents, at the respective addresses set forth in such records; that the Long-Form Notice was mailed to all Investor Class Members, ERISA Class Members and current shareholders of the MFS Funds who so requested; that the Proof of Claim form was posted on the Settlement website, www.mutualfundssettlements.com/mfs, was made available for mailing to Investor Class Members upon request, and was mailed to all Investor Class Members who so requested; and that the Publication Notice, substantially in the form approved by the Court, was published in accordance with the Preliminary Approval Order;

And the Court, having considered all matters submitted to it at the Final Settlement Hearing, along with all prior submissions by the Parties and others, and otherwise having determined the fairness and reasonableness of the proposed Settlement;

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1. This Court has jurisdiction to enter this Order and Final Judgment. The Court has jurisdiction over the subject matter of the Actions and all matters relating thereto, and over all parties to the Actions.

2. The Court hereby affirms its findings in its Preliminary Approval Order, that for purposes of settlement only, the prerequisites for a class action under Federal Rules of Civil Procedure 23(a) and (b)(3) have been satisfied with respect to the Investor Class in that: (a) the number of Investor Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the Investor Class; (c) the claims of the Investor Class Lead Plaintiff are typical of the claims of the class it seeks to represent; (d) Investor Class Lead Plaintiff and Investor Class Lead Counsel have and will fairly and adequately represent the interests of the Investor Class; (e) the questions of law and fact common to the members of the Investor Class predominate over any questions affecting only individual members of the Investor Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

3. The Court further affirms its determinations in the Preliminary Approval Order and hereby finally certifies, for purposes of settlement only, an Investor Class consisting of every natural person or any legal entity (including, without limitation, individuals, corporations, employee pension or other benefit or ERISA plans, and trusts) ("Person") who, during the period between and including July 31, 1999 and December 8, 2003 (the "Class Period"), purchased, owned or held shares in any of the MFS Funds set forth on Exhibit 1 hereto. Excluded from the Investor Class are: (i) any and all defendants in the Actions (the "Defendants"); (ii) members of the immediate families

Case 1:04-md-15863-JFM Document 3538 Filed 10/25/10 Page 4 of 13

(*i.e.*, parents, current or former spouses, siblings, and children), officers, directors, parents, subsidiaries, affiliates, legal representatives, heirs, predecessors, successors and assigns of any of the foregoing excluded parties and any entity in which any of the foregoing excluded parties has, or had during the Class Period, a controlling interest. No Person shall be excluded from the Investor Class solely by virtue of being the beneficial owner of any shares of any of the MFS Funds held by or credited to an account of any entity excluded above (*i.e.*, solely by virtue of having held their shares through a brokerage firm that is an excluded party). Also excluded from the Investor Class are the Persons who timely and validly requested exclusion from the Investor Class and the Persons who timely and validly requested exclusion from the ERISA Class, as listed on Exhibit 2 annexed hereto.

4. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, for purposes of settlement only, this Court affirms its findings in the Preliminary Approval Order and hereby finally certifies Investor Class Lead Plaintiff, the City of Chicago Deferred Compensation Plan, as Class Representative, and finally certifies the law firm of Bernstein Litowitz Berger & Grossmann LLP as Investor Class Lead Counsel.

5. The Court also hereby affirms its findings in its Preliminary Approval Order, that for purposes of settlement only, the prerequisites for a class action under Federal Rules of Civil Procedure 23(a) and (b)(3) have been satisfied with respect to the ERISA Class in that: (a) the number of ERISA Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the ERISA Class; (c) the claims of the ERISA Lead Plaintiff are typical of the claims of the class she seeks to represent; (d) ERISA Lead Plaintiff and ERISA Class

Lead Counsel have and will fairly and adequately represent the interests of the ERISA Class; (e) the questions of law and fact common to the members of the ERISA Class predominate over any questions affecting only individual members of the ERISA Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

6. The Court further affirms its determinations in the Preliminary Approval Order and hereby finally certifies, for purposes of settlement only, an ERISA Class consisting of the MFSavings Retirement Plan (the "MFS Plan") and all Persons who were participants in or beneficiaries of the MFS Plan during the Class Period and whose accounts included any investments in the MFS Funds set forth on Exhibit 1 hereto. Excluded from the ERISA Class are: (i) any and all defendants in the Actions (the "Defendants"); (ii) the members of the immediate families (*i.e.*, parents, current or former spouses, siblings, and children), officers, directors, parents, subsidiaries, affiliates, legal representatives, heirs, predecessors, successors and assigns of any of the foregoing excluded parties, and any entity in which any of the foregoing excluded parties has, or had during the Class Period, a controlling interest. However, officers of MFS (other than portfolio managers) who are junior in seniority to executive vice-presidents (*e.g.*, senior vice presidents or vice presidents) shall not be excluded from the ERISA Class. No Person shall be excluded from the ERISA Class solely by virtue of being the beneficial owner of any shares of any of the MFS Funds held by or credited to an account of any entity excluded above (*e.g.*, solely by virtue of having held their shares through a brokerage firm that is an excluded party). Also excluded from the ERISA Class are the Persons who timely and validly requested exclusion from the ERISA Class and the

Persons who timely and validly requested exclusion from the Investor Class, as listed on Exhibit 3 annexed hereto.

7. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, for purposes of settlement only, this Court affirms its findings in the Preliminary Approval Order and hereby finally certifies ERISA Lead Plaintiff, Anita Walker, as Class Representative, and finally certifies the law firm of Harwood Feffer LLP as ERISA Class Lead Counsel.

8. The Court hereby finds that notice of the pendency of this action as a class action and of the proposed Settlement was given to all members of the Classes who could be identified with reasonable effort. The form and method of notifying the Classes of the pendency of the action as a class action and of the terms and conditions of the proposed Settlement met the requirements of due process; Rule 23 of the Federal Rules of Civil Procedure; Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b); and Section 21D(a)(7) of the Securities Exchange Act of 1934, 15 U.S.C. § 78u-4(a)(7), as amended by the Private Securities Litigation Reform Act of 1995, and constituted the best notice practicable under the circumstances, and constituted due and sufficient notice to all persons and entities entitled thereto.

9. Pursuant to and in compliance with Rule 23 of the Federal Rules of Civil Procedure, the Court hereby finds that due and adequate notice of these proceedings was directed to all persons and entities who are members of the Classes, advising them of the Settlement, the Plan of Allocation, and Plaintiffs' Counsel's intent to apply for attorneys' fees and reimbursement of litigation expenses associated with the Actions, and of their right to object thereto, and a full and fair opportunity was accorded to all persons and entities who are members of the Classes to be heard with respect to the foregoing matters.

Thus, it is hereby determined that all members of the Classes – including all members of the Investor Class and ERISA Class who did not timely and properly elect to exclude themselves by written communication postmarked or otherwise delivered on or before the date set forth in the Settlement Notices and the Preliminary Approval Order – are bound by this Order and Final Judgment.

10. The Court hereby finds that the form and method of providing notice to current shareholders of the MFS Funds of the Settlement of the Derivative Action was reasonable and adequate and in compliance with Rule 23.1(c) of the Federal Rules of Civil Procedure and due process. Pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, for settlement purposes only, the Court affirms its preliminary findings that Derivative Plaintiffs and their lead counsel, the firm of Pomerantz Haudek Grossman & Gross LLP, are adequate representatives of the funds on whose behalf the derivative claims were brought.

11. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, and consistent with Section 36(b) of the Investment Company Act and with ERISA, this Court hereby approves the Settlement as set forth in the Stipulation, and finds that the Settlement is, in all respects, fair, reasonable, and adequate to members of the Classes and any other interested Persons. Further, pursuant to Rule 23.1 of the Federal Rules of Civil Procedure, and consistent with Section 36(b) of the Investment Company Act, this Court hereby approves the Settlement of the Derivative Action and finds that that Settlement is fair, reasonable and adequate to the MFS Funds and any other interested Persons. The Court has reviewed all objections filed with the Court and overrules all such objections. The Court hereby finds, after reviewing the objections submitted by

Theodore Bechtold in the Strong Sub-track of MDL-1586 and the objections that Theodore Bechtold attempts to raise in this Sub-Track, that Theodore Bechtold has no standing to object in the MFS Sub-Track. This Court further finds that the Settlement set forth in the Stipulation is the result of extensive arm's-length negotiations between experienced counsel representing the interests of the respective Parties. Accordingly, the Settlement embodied in the Stipulation is hereby approved in all respects and shall be consummated in accordance with the terms and provisions of the Stipulation.

12. Upon the Effective Date:

(a) All claims brought by Investor Class Lead Plaintiff (on behalf of itself and all other Investor Class Members), Derivative Plaintiffs (on behalf of themselves and derivatively on behalf of the MFS Funds), and ERISA Class Lead Plaintiff (on behalf of herself, the MFS Plan and all other ERISA Class Members) against the MFS Funds Defendants in the Actions shall be dismissed with prejudice;

(b) Investor Class Lead Plaintiff and all other Investor Class Members; Derivative Plaintiffs, on behalf of themselves and derivatively on behalf of the MFS Funds, and the MFS Funds; and ERISA Lead Plaintiff, on behalf of herself and the MFS Plan, and all other ERISA Class Members, on behalf of themselves, their heirs, executors, administrators, successors and assigns, shall be deemed to have released and forever discharged the Released Claims, and shall forever be enjoined from prosecuting the Released Claims, against the MFS Funds Released Parties;

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(c) The MFS Funds Released Parties shall be deemed to have released and forever discharged the Released MFS Funds Claims, and shall forever be enjoined from prosecuting the Released MFS Funds Claims, against the Plaintiff Released Parties;

(d) All claims of the MFS Funds arising from Market Timing or Frequent Trading that were or could have been brought in the Derivative Action against the MFS Funds Released Parties shall be deemed to be released and forever discharged;

(e) Investor Class Lead Plaintiff, ERISA Lead Plaintiff, the Class Representatives, all members of the Classes, and the MFS Funds shall be enjoined from pursuing the Released Claims in any forum; and

(f) The Cross-Claim Releases attached hereto as Exhibit 4 shall become effective.

13. Upon the Effective Date, (a) to the full extent permitted under the PSLRA, the Court bars, releases and discharges all claims for contribution against any of the MFS Funds Released Parties by any Person arising out of the Actions; and (b) to the full extent permitted by any applicable law (whether state, federal, local or statutory law, or any other law, rule or regulation), the Court bars, releases and discharges all claims by any Person for contribution or indemnification, however styled (and whether arising under state, federal, local, statutory or common law or any other law, rule or regulation) based upon, arising out of, relating to, or in connection with the Released Claims or the Actions (i) by any Person against any of the MFS Funds Released Parties and (ii) by any of the MFS Funds Released Parties against any Person other than a Person whose liability to the

Classes has been extinguished pursuant to the Settlement and this Order and Final Judgment.

14. Neither this Order and Final Judgment, the Stipulation, nor any of their terms and provisions, nor any of the negotiations or proceedings connected with them, nor any of the documents or statements referred to therein:

(a) shall be offered or received against any of the MFS Funds Released Parties as evidence of, or construed as, or deemed to be evidence of any presumption, concession, or admission by any of the MFS Funds Released Parties with respect to the truth of any fact alleged by any of the Plaintiffs or the validity of any claim that was or could have been asserted against any of the MFS Funds Released Parties in these Actions in this Sub-Track or in any other litigation, or of any liability, negligence, fault, or other wrongdoing of any kind of any of the MFS Funds Released Parties;

(b) shall be offered or received against any of the MFS Funds Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by any of the MFS Funds Released Parties, or against the Plaintiffs, any members of the Classes or the MFS Fund Shareholders as evidence of any infirmity in the claims of Plaintiffs, any members of the Classes or the MFS Funds Shareholders;

(c) shall be offered or received against any of the MFS Funds Released Parties, or against the Plaintiffs, any members of the Classes or the MFS Fund Shareholders, as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing of any kind, or in any way referred to for any other reason as against any of the MFS Funds Released Parties, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; provided, however, that the MFS Funds Released Parties may refer to the Stipulation and this Order and Final Judgment to effectuate the protection from liability granted them thereunder;

(d) shall be construed against any of the MFS Funds Released Parties, or the Plaintiffs any members of the Classes or the MFS Fund Shareholders, as an admission, concession, or presumption that the consideration to be given under the Stipulation or the Settlement represents the amount which could be or would have been recovered after trial; or

(e) shall be construed against the Plaintiffs, any members of the Classes or the MFS Shareholders, as an admission, concession, or presumption that any of their claims are without merit or that damages recoverable against the MFS Funds Defendants in the Actions in this Sub-Track would not have exceeded the settlement proceeds recovered in this Sub-Track.

15. The Court reserves jurisdiction, without affecting in any way the finality of this Order and Final Judgment, over (a) implementation and enforcement of the Settlement; (b) hearing and determining Plaintiffs' Counsel's applications for attorneys' fees, costs, interest and expenses, including fees and costs of experts and/or consultants; (c) enforcing and administering this Order and Final Judgment; (d) enforcing and

administering the Stipulation including any releases executed in connection therewith; and (e) other matters related or ancillary to the foregoing.

16. The Court finds that throughout the course of the Actions, the Parties and their respective counsel at all times complied with the requirements of Rule 11 of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act.

17. Separate orders shall be entered regarding approval of the Plan of Allocation and of Plaintiffs' Counsel's applications for attorneys' fees and reimbursement of litigation expenses as allowed by the Court. The finality of this Order and Final Judgment shall not be affected, in any manner, by rulings that the Court may make on the Plan of Allocation; and/or the applications of Plaintiffs' Counsel for awards of attorneys' fees and reimbursement of expenses.

18. In the event that the Settlement does not become effective in accordance with the terms of the Stipulation, then this Order and Final Judgment shall be rendered null and void to the extent provided by and in accordance with the Stipulation, and shall be vacated to the extent provided by the Stipulation and, in such event:

(a) the Settlement shall be deemed null and void with respect to the Parties and shall have no further force and effect with respect to any of the Parties;

(b) the Parties shall be deemed to have reverted to their respective status in the Actions as of the date that is a day prior to the date of the execution of the Term Sheet and, except as otherwise expressly provided, the Parties shall proceed as if the Term Sheet, the Stipulation, and any related orders entered in connection with the contemplated settlement of the claims against the MFS Funds Defendants in this Sub-Track, had not been executed or entered; and

(c) neither the Stipulation (including any attachments thereto), nor any communications or negotiations with respect to the Stipulation, shall be used or referred to in this Sub-Track by any of the parties to the Actions in this Sub-Track.

19. Without further Order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

20. Other than those Persons listed on Exhibits 2 and 3 who have validly requested exclusion from the Investor Class and ERISA Class, respectively, all other members of the Investor Class, as defined above, and the ERISA Class, as defined above, shall be bound by this judgment.

21. There is no just reason for delay in the entry of this Judgment and immediate entry by the Clerk of the Court is expressly directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

SO ORDERED:

Dated: Baltimore, Maryland
October 25, 2010

J. FREDERICK MOTZ
United States District Judge